COMPANY PRESS RELEASE

SOURCE: ACS-TECH80 LTD.

ACS-TECH80 LTD. REPORTS THIRD QUARTER RESULTS

MIGDAL HA'EMEK, Israel, November 4, 2002 - ACS-Tech80 Ltd., (Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports third quarter revenues and earnings.

Revenues for the third quarter were $1,981,000, compared to $1,941,000 recorded in the third quarter a year ago. Net income for the third quarter of 2002 was $5,000, compared with net loss for the third quarter last year of $330,000.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT: ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)


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

2002, Q3 CONSOLIDATED STATEMENTS OF OPERATIONS                NINE MONTHS ENDED       THREE MONTHS ENDED         YEAR ENDED
                                                                SEPTEMBER 30,            SEPTEMBER 30,          DECEMBER 31,
                                                              -----------------       ------------------        ------------
                                                               2002        2001         2002        2001            2001
                                                               ----        ----         ----        ----            ----
                                                                                         CONSOLIDATED
                                                              --------------------------------------------------------------
                                                                                 U.S. DOLLARS IN THOUSANDS
                                                              --------------------------------------------------------------

REVENUES                                                       6,238       6,902        1,981       1,941           8,717
COST OF REVENUES                                               2,892       2,937          879         910           4,034
                                                               -----       -----        -----       -----           -----

GROSS PROFIT                                                   3,346       3,965        1,102       1,031           4,683
                                                               -----       -----        -----       -----           -----
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                                                 1,312       1,993          380         633           2,604
LESS-GRANTS RECEIVED                                           (339)       (356)        (123)       (115)           (447)
                                                               -----       -----        -----       -----           -----
NET RESEARCH AND DEVELOPMENT COSTS                               973       1,637          257         518           2,157

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET              2,264       2,819          806         802           3,527
AMORTIZATION OF GOODWILL                                           -         264            -          88           3,090
                                                               -----       -----        -----       -----           -----
TOTAL OPERATING COSTS                                          3,237       4,720        1,063       1,408           8,774
                                                               -----       -----        -----       -----           -----

OPERATING INCOME (LOSS)                                          109       (755)           39       (377)         (4,091)
FINANCING EXPENSES, NET                                        (185)       (246)         (70)        (81)           (324)
OTHER INCOME (EXPENSES), NET                                       2         (7)          (1)           -              15
                                                               -----       -----        -----       -----           -----
INCOME (LOSS) BEFORE TAXES ON INCOME                            (74)     (1,008)         (32)       (458)         (4,400)
TAXES ON INCOME, NET                                             115         387           37         128             546
                                                               -----       -----        -----       -----           -----

NET INCOME (LOSS)                                                 41       (621)            5       (330)         (3,854)
                                                               =====       =====        =====       =====           =====

EARNINGS (LOSS) PER ORDINARY SHARE, BASIC - IN
   U.S. DOLLARS                                                 0.01      (0.20)        0.002      (0.10)          (1.33)
                                                               =====       =====        =====       =====           =====

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
  OUTSTANDING BASIC - IN THOUSANDS                             2,835       2,919        2,835       2,919           2,871
                                                               =====       =====        =====       =====           =====
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2002, Q3 CONSOLIDATED BALANCE SHEETS                                          SEPTEMBER 30,           DECEMBER 31,
                                                                           2002            2001            2001
                                                                           ----            ----            ----
                                                                                      CONSOLIDATED
                                                                           ---------------------------------------
                                                                                  U.S. DOLLARS IN THOUSANDS
                                                                           ---------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                 1,363           1,871             863
Short-term bank deposits                                                  1,012               -           1,026
Accounts receivable:
Trade                                                                     1,620           1,590           1,433
Other                                                                       586             714             507
Inventories                                                               2,603           4,105           3,484
                                                                         ------          ------          ------
TOTAL CURRENT ASSETS                                                      7,184           8,280           7,313
                                                                         ------          ------          ------

LONG-TERM ASSETS
Deferred income taxes                                                       220             479             516
Investment in Held Company                                                1,218           1,218           1,218
Long-term balances                                                           23              32              42
                                                                         ------          ------          ------
                                                                          1,461           1,729           1,776
                                                                         ------          ------          ------

PROPERTY AND EQUIPMENT
Cost                                                                      3,418           3,258           3,349
Less - accumulated depreciation                                           1,727           1,372           1,445
                                                                         ------          ------          ------
                                                                          1,691           1,886           1,904
                                                                         ------          ------          ------
OTHER ASSETS
Goodwill                                                                      -           2,826               -
Non-compete agreements                                                        -             150             113
                                                                         ------          ------          ------

                                                                              -           2,976             113
                                                                         ------          ------          ------

                                                                         10,336          14,871          11,106
                                                                         ======          ======          ======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                                     1,253           1,258             857
Accounts payable and accruals:
Trade                                                                       353             447             633
Other                                                                       840           1,062             833
                                                                         ------          ------          ------
TOTAL CURRENT LIABILITIES                                                 2,446           2,767           2,323
                                                                         ------          ------          ------
LONG-TERM LIABILITIES
Long-term loans, net of current maturities                                1,653           2,687           2,594
Accrued severance pay, net                                                  360             346             353
                                                                         ------          ------          ------
TOTAL LONG-TERM LIABILITIES                                               2,013           3,033           2,947
                                                                         ------          ------          ------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
 (Authorized: 8,000,000; Issued and outstanding:
 September 30, 2002 - 2,795,201, September 30, 2001- 2,795,201
 Dec 31, 2001 - 2,795,201)                                                    9               9               9
Treasury stock (September 30, 2002-24,801, September 30, 2001 -           (346)           (346)           (346)
24,801,
 Dec 31, 2001 - 24,801)
Proceeds from issuance of stock options                                       1               1               1
Share premium                                                             5,530           5,532           5,530
Capital reserve                                                              28              28              28
Retained earnings                                                           655           3,847             614
                                                                         ------          ------          ------
                                                                          5,877           9,071           5,836
                                                                         ------          ------          ------

                                                                         10,336          14,871          11,106
                                                                         ======          ======          ======
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